SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO section 24.13d-1
(a) AND AMENDMENTS THERETO FILED PURSUANT TO section 240.13D-2(a)
(Amendment No. 3)*

STEREOTAXIS, INC.
________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
________________________________________
(Title of Class of Securities)

85916J409
________________________________________
(CUSIP Number)

Attention: Dr. Nathan Fischel
DAFNA Capital Management, LLC
10990 Wilshire Boulevard, Suite 1400
Los Angeles, California 90024
310-954-3200

________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2017
________________________________________
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 6 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON

DAFNA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]


6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27%(2)

14.	TYPE OF REPORTING PERSON

IA

(1) Consists of shares of common stock ("Common Stock") of Stereotaxis, Inc., a Delaware corporation (the "Issuer"), held by funds (the "Funds"), of which DAFNA Capital
Management, LLC, a Delaware limited liability company ("DAFNA"), is the investment manager and general partner. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 3 to the Schedule 13D for further details.



(2) See Item 5 of this Amendment No. 3 to the Schedule 13D.


1.	NAMES OF REPORTING PERSON

Dr. Nathan Fischel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY


4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27% (4)

14.	TYPE OF REPORTING PERSON
IN, HC

(3) Consists of 1,372,862 shares of Common Stock held by the Funds. Dr. Nathan Fischel is the Chief Executive Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 3 to the
Schedule 13D for further details.

(4) See footnote (2) above.

1.	NAMES OF REPORTING PERSON

Dr. Fariba Ghodsian

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)  [ ]
(B)  [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,372,862 (5)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,372,862 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,372,862 (5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27% (6)

14.	TYPE OF REPORTING PERSON

IN, HC

(5) Consists of 1,372,862 shares of Common Stock held by the Funds. Dr. Fariba Ghodsian is the Chief Investment Officer of DAFNA, which is the investment manager and general partner of each of the Funds. Excludes shares of Common Stock issuable upon conversion of preferred stock as well as shares of Common Stock issuable upon exercise of warrants held by the Funds as a result of the Ownership Cap described herein. See Item 5 of this Amendment No. 3 to the
Schedule 13D for further details.


(6) See footnote (2) above.

Item 5.		Interest in Securities of the Issuer

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a), (b) Based on the representations of the Issuer set forth in the Form 10Q filed on November 10, 2016, 21,904,128 shares of Common
Stock were outstanding as of October 31, 2016. The Funds directly hold an aggregate of 1,372,862 shares of Common Stock.

Additionally, the Funds directly hold an aggregate of 8,000 shares of Preferred Stock, initially convertible into an aggregate of 12,307,692 shares of Common Stock, and Warrants representing the right to acquire an aggregate of 13,349,049 shares of Common Stock. The conversion of the Preferred Stock, and exercising of the Warrants are restricted to the extent that, upon such conversion or exercise, the number of shares of Common Stock then beneficially owned by the holder of such securities and its affiliates would exceed 4.99% ("The Beneficial Ownership Limitation") of the total number of shares of Common Stock then outstanding, subject to increase to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion of Preferred
Shares on not less than 61 day notice as provided in the applicable documents (the "Ownership Cap"). As mentioned in Item 5 of Amendment No.1 to the Schedule 13D, such notice to increase the Beneficial Ownership Limitation to 9.99% was provided to the company on January 6, 2017. Notice to rescind the decision to increase the Beneficial Ownership Limitation was provided to the company on February 9,2017, before the expiration of the above-mentioned 61-day notice period.

As a result of the notice to rescind the increase in the Beneficial Ownership Limitation, the Reporting Persons may be deemed to beneficially own an aggregate of 1,372,862 shares of Common Stock. Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) these shares and may be deemed to be the beneficial owner of these shares, for purposes of this Amendment Number 3 to Schedule 13D.

The Preferred Stock bears dividends at a rate of six percent (6.0%) per annum, which are cumulative and accrue daily from the date of issuance on the $1,000 stated value. Such dividends will not be paid in cash, except in connection with any liquidation, dissolution or winding up of the Company or any redemption of the Preferred Stock. Instead, the value of the accrued dividends is added to the liquidation preference of the Preferred Stock and will increase the number of shares of common stock issuable upon conversion
("The Common Stock Dividend Accrual").

Without giving effect to the Ownership Cap, as of January 31, 2017 and after accounting for the Common Stock Dividend Accrual, the Reporting Persons would be entitled to receive 12,558,567 shares issuable upon conversion of the Preferred Stock and an aggregate of 13,349,049 shares of Common Stock issuable upon exercise of the Warrants held by the Funds.

(c)	As a Director of Stereotaxis, Dr. Nathan Fischel was granted
20,000 restricted share units on February 3,2017. Each restricted share unit represents the right to receive one share of common stock. The restricted share units vest over a period of two (2) years with 50% vesting on the first anniversary of the date of the grant and the remaining 50% vesting on the second anniversary of the date of the grant.



SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9th, 2017

DAFNA CAPITAL MANAGEMENT, LLC


By: /s/ Nathan Fischel
________________________________________
Name: Dr. Nathan Fischel
Its: Chief Executive Officer


  /s/ Nathan Fischel
________________________________________
Nathan Fischel, MD, CFA


   /s/ Fariba Ghodsian
________________________________________
Fariba Ghodsian, Ph.D., MBA